United States securities and exchange commission logo





                             September 30, 2020

       Ling Ni
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City, Guandong Province 510620
       Peoples Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F For the
Fiscal Year Ended December 31, 2019
                                                            Response dated
September 15, 2020
                                                            File No. 001-38726

       Dear Mr. Ni:

              We have reviewed your September 15, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F/A for the Fiscal Year Ended December 31, 2019

       Notes to the Consolidated Financial Statements
       Note 2 Summary of Significant Accounting Policies
       Charge-off policies, page F-22

   1.                                                   We note the response to
comment one. In accordance with ASC 310-10-35-4, an
                                                        impairment loss shall
be recognized when, based on all available information, it is probable that a loss
has been incurred based on past events and conditions that existed at the date of the
financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the
allowance for credit losses and charged-off in the period deemed uncollectible. Please
address the following:
                                                            tell us the
charge-offs recorded due to the death of a borrower in each
                                                             period presented;
                                                            tell us the
charge-offs recorded due to fraud in each period presented;
 Ling Ni
CNFinance Holdings Ltd.
September 30, 2020
Page 2
                tell us the recoveries and charge-offs recorded as a result of legal proceedings in each period and the average timeframe for these court proceedings to be settled and the monies recovered;
                address if you wait until the court proceedings are concluded before determining whether a charge-off is required; and
                provide us with additional information as to the collection efforts which must be exhausted before a charge-off is recorded.
2. We note the response to comment two. Please provide us with a breakdown of the allowance for credit losses for each of the aging categories provided in the response for both the December 31, 2019 and June 30, 2020 timeframes by loan type.
3. In addition, provide us with a rollforward of activity in the allowance for credit losses during the interim periods of fiscal 2020. The information provided should address the activity for both first and second liens during the periods.
Form 6-K filed August 24, 2020

Exhibit 99.1 , page 1

4. In regard to the continued increases in impaired and nonaccrual loans in the interim periods of 2020, please specifically address the reasons for the significant decrease in the provision for credit losses which occurred in the quarter ended June 30, 2020 (RMB
         56,532) compared to the quarter ended March 31, 2020 (RMB 220,840). You may contact Michael Henderson, Staff Accountant at 202-551-3364 or
Marc
Thomas, Staff Accountant at 202-551-3452 if you have questions regarding the comments.



FirstName LastNameLing Ni                                       Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                                Division of
Corporation Finance
September 30, 2020 Page 2                                       Office of
Finance
FirstName LastName